FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the previous announcement made by HSBC Holdings plc (the 'Company') regarding the Company's intent to issue US$1,500,000,000 4.600% Perpetual Subordinated Contingent Convertible Securities (Callable During Any Optional Redemption Period) (ISIN US404280CN71) (the 'Securities').

The Company is pleased to announce that all of the conditions precedent under the terms agreement in relation to the Securities (the 'Securities Terms Agreement') have been satisfied (or where permitted, waived) and the Securities were issued on 17 December 2020 in accordance with the terms of the Securities Terms Agreement.

Application will be made to The Irish Stock Exchange plc trading as Euronext Dublin ('Euronext Dublin') for the Securities to be admitted to the Official List and to trading on the Global Exchange Market of Euronext Dublin.

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and accompanying prospectus which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York, 10018
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the UK Financial Conduct Authority (the 'FCA') published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from 1 October 2015 (the 'PI Rules'). In addition, (i) on 1 January 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the 'PRIIPs Regulation') on key information documents for packaged retail and insurance-based investment products became directly applicable in all European Economic Area ('EEA') member states and (ii) Directive 2014/65/EU (as amended, 'MiFID II') was required to be implemented in EEA member states by 3 January 2018. Together, the PI Rules, the PRIIPs Regulation and MiFID II are referred to as the 'Regulations.'

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write-down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein) including the Regulations.

The Company and some or all of the Managers are required to comply with the Regulations. By purchasing, or making or accepting an offer to purchase (including by an indication of interest), any Securities (or a beneficial interest in such Securities) from the Company and/or any Manager, each prospective investor represents, warrants, agrees with and undertakes to the Company and its affiliates and each of the Managers and their affiliates that: (1) it is not a retail investor in the EEA or in the UK; (2) it will not (A) sell, offer or recommend the Securities (or any beneficial interest therein) or otherwise make them available to retail investors in the EEA or in the UK or (B) communicate (including the distribution of the Prospectus Supplement or the accompanying Base Prospectus) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail investor in the EEA or in the UK; and (3) it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA or the UK) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction, having regard to the target market assessment for the Securities. For these purposes, a 'retail investor' means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the 'IDD'), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.
Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company or any Manager, the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the IDD, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by the PRIIPs Regulation for offering or selling the Securities or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer
Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                   +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Notes to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer† ,Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 December 2020